[Letterhead of Sunoco Logistics Partners L.P.]

November 12, 2008

VIA FACSIMILE AND EDGAR SUBMISSION

Ms. Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sunoco Logistics Partners L.P.
Form 10-K
Filed February 26, 2008
File Number 1-21319

Dear Ms. Parker:

On behalf of Sunoco Logistics Partners L.P. (the “Partnership”), set forth below are the responses of the Partnership to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 31, 2008 (the “Comment Letter”) regarding the Partnership’s above-referenced Form 10-K. For ease of reference, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

The Partnership acknowledges that, as described in the responses below, and as discussed on a teleconference with Tracey McNeil and Michael Karney on November 10, 2008, we will address the comments contained in the Comment Letter in all of our future filings on Form 10-K and Form 10-Q (the “Periodic Report Filings”) with the Commission, as applicable.

General

Off Balance Sheet Arrangements

1.	In a separately captioned section, disclose your off-balance sheet arrangements as required by Paragraph 4 of Item 303(a) of Regulation S-K.

Response: We are not a party (and were not a party in 2007) to any off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that had, have, or are reasonably likely to have a current or future effect on the Partnership’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. As requested, we will provide an appropriate statement to this effect in future Periodic Report Filings.

2.	In the introductory paragraph, you state that “[t]he risks below may not be the only risks we face.” Please advise as to whether all material risk factors have been included in this filing. In future filings, please revise the paragraph to clarify that you have included all known material risks in your discussion.

Response: We confirm that all material risk factors were included therein. We will address the Staff’s comment in future Periodic Report Filings by revising the introductory paragraph to read: “In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating our business and future prospects. The risk factors described below represent what we believe are the known material risk factors with respect to us, our business, our partnership structure, our debt obligations and our tax risks to unitholders. Our business, operating results, cash flows and financial conditions are subject to the risks and uncertainties set forth below, any of which could cause actual results to vary materially from recent results or from anticipated future results.” We also clarified the risk factor disclosure in Item IA. of our Form 10-Q filed on November 5, 2008 to indicate that the risk factors presented in the Form 10-Q, when read in conjunction with the risk factors presented in our 2007 Form 10-K, represent our currently known material risks. The revision, located on page 32 of the Form 10-Q, reads as follows:

“Part I, Item 1A, of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 26, 2008, includes a detailed discussion of the Partnership’s risk factors. The information below provides updates to the previously disclosed risk factors and when read in conjunction with the risk factors and information disclosed in the Partnership’s 2007 Annual Report on Form 10-K represent our currently known material risks.”

3.	We note that several of your risk factors contemplate hypothetical risks as opposed to known material risks. For example, the first risk factor states that you “may not be able to pay all applicable interest and principal obligations” and that you “may not be able to generate sufficient cash flow”. It is not clear whether this is a known risk or merely a hypothetical risk. Revise the noted risk factor, and all other risk factors, to clarify the likelihood of the noted risk occurring and discuss any specific concerns that caused management to decide that the noted risk was a material risk factor. For example, in the “Our operations are subject to operational hazards…” risk factor on page 24, discuss any actual losses due to operational hazards unforeseen interruptions during the past year.

Response: We confirm that in future Periodic Report Filings we will address the Staff’s comments by appropriately revising our risk factors to more specifically identify why the risk presented represents a material risk to the Partnership. In many cases, we cannot precisely address a particular probability or likelihood of a risk occurring due to factors beyond our knowledge or control. Further, we are concerned that any attempt to clarify the likelihood of a risk would be speculative because of the numerous variables impacting the risk and any disclosure may be seen as attempting to mitigate the identified risk. We will, however, explain in greater detail how each risk directly affects the Partnership or its securities and, where appropriate, describe the relative magnitude of the risk.

4.	Some of your risk factors contain language such as “there can be no assurance…” The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance. Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

Response: We confirm that in future Periodic Report Filings we will address the Staff’s comments by removing all disclosure from the risk factors section that refers to our ability to provide assurances and will revise the risk factors to more clearly identify how each risk specifically applies to the Partnership.

Risks Related to Our Business, page 21

5.	For the “We depend upon Sunoco for a substantial portion…”, “Sunoco’s obligations to us…”, “If Sunoco satisfies only its minimum…”, and “If Sunoco underutilizes the Partnership’s refined products…” risk factors, please specifically discuss the likelihood of Sunoco taking the actions contemplated. Further, please quantify any threshold amounts whereby Sunoco’s actions would materially and adversely your financial conditions, results of operations, and/or cash flows. For example, under the “We depend upon Sunoco for a substantial portion…”risk factor, revise the paragraph to quantify the decreased amount or percentage in total revenues, throughput transported on your pipelines, volumes of crude oil or refined products handled at your terminals, and crude oil purchased by Sunoco that would materially and adversely affect the Partnership.

Response: We have reviewed the risk factors relating to our relationship with Sunoco. Because each of the potential risks ultimately relate to the risk of a decline in revenues received from Sunoco, we intend to clarify and streamline our disclosure in future Periodic Report Filings by combining these risk factors into a single, concise risk factor that will more clearly describe the material aspects of the interdependence of Sunoco’s refining business and our pipeline and terminalling business. However, because revenues from Sunoco are potentially impacted by numerous variables including, products shipped and terminaled, ancillary terminal services utilized, long-haul versus short-haul barrel miles shipped, and tariff rates for pipeline shipments, among others, it is not possible to accurately quantify threshold amounts whereby Sunoco’s actions would materially and adversely impact our business. In the combined risk factor, we will also update our discussion of Sunoco’s remaining minimum commitments to us under its throughput and terminalling agreements with us, as these remaining commitments will expire in March 2009, and may or may not be renewed.

Liquidity, page 43

6.	Please provide the information required by Paragraph 1 of Item 303(a) of Regulation S-K. In light of the current economic and market trends and in order to promote full disclosure to investors, expand your liquidity disclosures on pages 43 through 44 to address in greater detail how you consider known trends and demands, commitments and uncertainties, both internal and external, when evaluating your current liquidity position.

Response: The Partnership believes that the liquidity disclosure provided in its 2007 Form 10-K complies with Paragraph 1 of Item 303(a) and accurately reflected the Partnership’s liquidity position as of the time of filing our 2007 Form 10-K. Recognizing the recent fluctuation in market conditions, we have expanded our Item 303(a) disclosure in our quarterly report on Form 10-Q filed on November 5, 2008 to reflect current economic and market trends and uncertainties relating to our liquidity position. Specifically, on page 28 of the Form 10-Q, under its “Liquidity and Capital Resources” section, we added the following disclosure relating to the $400 Million Credit Facility:

“In September 2008, Lehman Brothers, one of the participating banks with a commitment under the Credit Facility amounting to $5.0 million declared bankruptcy and the Partnership believes Lehman Brothers will not fund future draw requests. In October 2008, Wachovia, another participant with a $40.0 million commitment agreed to be acquired by Wells Fargo after experiencing financial difficulties. Under this transaction, the Partnership believes Wells Fargo will honor Wachovia’s commitment under the facility. However, the Partnership can not make any assurances that this transaction will close.”

In future Periodic Report Filings, we will continue to review our liquidity discussion and enhance our existing disclosure, where appropriate, to address any additional trends, demands, and uncertainties relating to our liquidity position.

Quantitative and Qualitative Disclosures About Market Risk, page 58

7.	We note your disclosure regarding market risk. Please disclose, as applicable, your market risk using one of the three disclosure alternatives set forth in Item 305(a) of Regulations S-K.

Response: We believe that the disclosure relating to our potential market risk exposure provided in our 2007 Form 10-K materially complies with Item 305(a). We confirm that in future Periodic Report Filings we will continue to utilize the Item 305(a)(1)(ii) sensitivity analysis disclosure alternative and enhance our current Item 305(a) disclosures to more expansively address the potential loss in future earnings, fair values or cash flows from hypothetical changes in interest rates and other material market risk sensitive instruments.

Directors and Executive Officers of Sunoco Partners LLC (the General Partner), page 103

8.	Please provide the complete business experiences during the past five years of L. Wilson Berry, Jr., Stephen L. Cropper, and Gary W. Edwards as required by Item 401(e)(1) of Regulation S-K, including: (1) each person’s principal occupations and employment; (2) the name and principal business of each corporation or organization in which such occupations and employment were carried on; and (3) whether such corporations or organizations are your parent, subsidiary, or other affiliate.

Response: With respect to the business experiences of the directors of Sunoco Partners LLC (including Messrs. Berry, Cropper and Edwards), it is our practice to describe business experience only during the five-year period required by Item 401(e)(1). Each of Messrs. Berry, Cropper and Edwards was retired from his prior position during this period. Additionally, Mr. Edwards resigned from the Board on May 16, 2008. In future Periodic Report Filings we will continue to describe a director’s business experience for the prior five-year period as well as disclose the retirement status of a director for the applicable portion of this five-year period.

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

9.	We note the disclosure on page 105 which indicates that the Compensation Committee utilizes comparative market data on compensation practices and programs based on an analysis of peer and general industry competitors in making their compensation determinations. The identity of the entities that make up both the peer competitors and general industry competitors should be disclosed. Please confirm your agreement to provide such disclosure in all future filings where compensation discussion is required or appropriate.

Response: The entities that make up the peer competitor group are identical to the entities listed as the LTIP Peer Group on page 108 of our 2007 Form 10-K. The Compensation Committee also reviews general industry competitor data compiled from a Towers Perrin database. The survey data consists of general industry data for executive positions reported in the Towers Perrin Executive Compensation General Industry Database, a proprietary compensation database of approximately 800 U.S. industrial companies that is updated each year. As requested, in future Periodic Report Filings we will disclose the entities that are used as peer group competitors and we will enhance our description of the general industry competitor data included in the Towers Perrin database.

10.	We further note that the compensation determination process involves the determination of a range of potential compensation for each employee subject to the compensation plan. Please confirm that in all future filings which include discussion of executive compensation, disclosure as to the applicable range of compensation considered for each executive be disclosed.

Response: As requested, in future Periodic Report Filings which include discussion of executive compensation, we will disclose the applicable range of compensation considered for each named executive officer.

Non-Qualified Deferred Compensation Table

11.	Please provide, with a view towards disclosure in future filings, the information required by Items 402(i) (1) and (2) of Regulation S-K, or advise the staff as to why this disclosure is not required.

Response: Certain of our executive officers have deferred amounts under the Sunoco, Inc. Savings Restoration Plan (“SRP”), an excess 401(k) benefit plan available to employees of Sunoco, Inc. and its subsidiaries such as the Partnership’s general partner who participate in Sunoco, Inc. Capital Accumulation Plan (the “SunCAP”), (the broad-based 401(K) qualified defined contribution plan for Sunoco, Inc. and its subsidiaries) and who may be subject to compensation or contribution limitations under the Internal Revenue Code. The SRP is a non-qualified deferred compensation plan. An executive’s contributions and matching contributions by Sunoco, Inc. are credited to the extent they are credited under SunCAP.

As requested, in future Periodic Report Filings, we will provide the disclosure required in the Non-Qualified Deferred Compensation Table.

Certain Relationships and Related Transactions, page 135

12.	We note your disclosure regarding transactions with related parties. Please disclose the information required by Item 404 of Regulation S-K, or advise the staff as to why this disclosure is not required.

Response: Our Partnership Agreement and the Omnibus Agreement, both of which are filed exhibits to our 2007 Form 10-K, each contain provisions for our Conflicts Committee, comprised of our independent directors, to review transactions with Sunoco, Inc. In some cases review is required and in others it is at the discretion of our general partner. Generally, transactions with Sunoco, Inc. that are material to us are referred to the Conflicts Committee for review and approval. In determining materiality, our general partner evaluates several factors including, the term of the transaction, the capital investment required, and the revenues expected from the transaction.

With respect to other related party transactions, we have in place a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of the Partnership and its subsidiaries and affiliates, a Code of Ethics for Senior Officers of the Partnership and its subsidiaries and affiliates, and a Conflict of Interest Policy applicable to all directors, officers and employees of the Partnership and its subsidiaries and affiliates. Each of these policies requires the approval by a supervisor, officer, or the Board of Directors, prior to entering into any related party transaction that could present a potential conflict of interest. Each of the Partnership Agreement, Code of Business Conduct and Ethics, and Code of Ethics for Senior Officers is publicly available on our website.

Consistent with Item 404(b), we will thoroughly describe these policies, processes and procedures for review, approval and ratification of related party transactions in future Periodic Report Filings.

Exhibit 31-Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.	The certifications of the CEO and CFO state “I…hereby certify that…” rather than “I…certify that…” In future filings, please remove the word “hereby” and ensure that the certifications are exactly as set forth under Item 601(b)(31) of Reg. S-K.

Response: As requested, in all future filings we will ensure that the certifications are exactly as set forth under Item 601(b)(31) and have appropriately modified the certifications in our recently filed Form 10-Q.

The Partnership advises the Staff that it is aware of and acknowledges the following:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments concerning these responses, please call me at (215) 977-3250 or, in my absence, Marci Donnelly at (215) 977-3847. The Partnership respectfully requests that the Staff confirm in writing that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Bruce D. Davis, Jr.
Bruce D. Davis, Jr.
General Counsel and Vice President